

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Mr. Douglas J. Andrea
Chief Executive Officer
Andrea Electronics Corporation
65 Orville Drive
Bohemia, New York 11716

> Re: **Andrea Electronics Corporation**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed March 25, 2014**
>   **File No. 1-04324**

Dear Mr. Andrea:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director